Exhibit 99

To: Mass Megawatts Wind Power, Inc.
From: Jonathan Ricker, President of Mass Megawatts wind Power, Inc.
RE: Revolving Line of Credit


Jonathan Ricker hereby issues a line of credit that is not interest bearing of sufficient cash needed to maintain the operations of Mass Megawatts Wind Power.

/s/  Jonathan Ricker
8/05/2002



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